Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

POLL RESULTS OF 2020 ANNUAL GENERAL

MEETING

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM

The annual general meeting for the year 2020 of the Company (the “AGM”) was held at 9:30 a.m. on Wednesday, 30 June 2021 at No. 3301 Conference Room, 33rd Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC. The AGM was convened by the Board and was chaired and presided over by Mr. Ma Xu Lun, the chairman of the Company. Some Directors and supervisors of the Company attended the AGM. Some members of the senior management of the Company also attended the AGM. None of the resolutions proposed at the AGM were being vetoed or amended.

The total number of shares of the Company (the “Shares”) entitling the holders to attend and vote for or against the resolutions proposed at the AGM was 15,329,362,753 Shares. 65 shareholders of the Company (the “Shareholders”) and authorized proxies holding an aggregate of 11,447,493,853 Shares carrying voting rights, representing approximately 74.68% of the total number of voting Shares of the Company, were present at the AGM.

Number of Shareholders and authorized proxies attended the AGM	65
Of which: number of A Shareholders	61
number of H Shareholders	4
Total number of voting Shares held (Shares)	11,447,493,853
Of which: total number of Shares held by A Shareholders	8,136,558,057

total number of Shares held by H Shareholders	3,310,935,796
Percentage of the total number of voting Shares of the Company (%)	74.68
Of which: percentage of total number of Shares held by A Shareholders (%)	53.08
percentage of total number of Shares held by H Shareholders (%)	21.60

No Shareholder was required to abstain from voting on the resolutions at the AGM pursuant to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). There were no Shareholders who were entitled to attend but were required to abstain from voting in favor of the resolutions at the AGM pursuant to Rule 13.40 of the Listing Rules.

All resolutions as set out in the notice of the AGM were duly passed and the poll results are as follows:

Ordinary Resolutions

1.	Resolution: The Report of the Directors of the Company for the year 2020

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	8,135,040,142	99.9813	1,358,215	0.0167	159,700	0.0020
H Shares	3,293,271,811	99.4665	5,662,085	0.1710	12,001,900	0.3625
Total	11,428,311,953	99.8325	7,020,300	0.0613	12,161,600	0.1062

2.	Resolution: The Report of the Supervisory Committee of the Company for the year 2020

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	8,135,592,342	99.9881	806,115	0.0099	159,600	0.0020
H Shares	3,294,315,161	99.4980	4,618,235	0.1395	12,002,400	0.3625
Total	11,429,907,503	99.8464	5,424,350	0.0474	12,162,000	0.1062

3.	Resolution: The audited consolidated financial statements of the Company for the year 2020

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	8,135,773,842	99.9903	624,515	0.0077	159,700	0.0020
H Shares	3,295,446,356	99.5322	3,487,940	0.1053	12,001,500	0.3625
Total	11,431,220,198	99.8579	4,112,455	0.0359	12,161,200	0.1062

4.	Resolution: The profit distribution proposal of the Company for the year 2020

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	8,136,477,942	99.9989	80,015	0.0010	100	0.0001
H Shares	3,299,967,696	99.6687	129,400	0.0039	10,838,700	0.3274
Total	11,436,445,638	99.9035	209,415	0.0018	10,838,800	0.0947

5.	Resolution: The appointment of external auditor

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	8,136,357,942	99.9975	197,715	0.0024	2,400	0.0001
H Shares	3,299,818,746	99.6643	349,000	0.0105	10,768,050	0.3252
Total	11,436,176,688	99.9011	546,715	0.0048	10,770,450	0.0941

Special Resolutions

6.	Resolution: To authorize the board of directors to issue shares under the general mandate

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	8,077,255,037	99.2711	59,300,720	0.7288	2,300	0.0001
H Shares	2,934,387,543	88.6272	365,779,753	11.0476	10,768,500	0.3252
Total	11,011,642,580	96.1926	425,080,473	3.7133	10,770,800	0.0941

7.	Resolution: To authorize the board of directors to issue the debt financing instruments under the general mandate

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	8,073,144,057	99.2206	50,593,543	0.6218	12,820,457	0.1576
H Shares	2,889,213,574	87.2628	344,533,955	10.4059	77,188,267	2.3313
Total	10,962,357,631	95.7620	395,127,498	3.4517	90,008,724	0.7863

Additional Ordinary Resolution

8.	Resolution: To authorize Xiamen Airlines Company Limited on the provision of guarantees to its subsidiaries

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	8,066,251,688	99.1358	70,304,969	0.8641	1,400	0.0001
H Shares	2,956,553,182	89.2966	343,513,514	10.3751	10,869,100	0.3283
Total	11,022,804,870	96.2901	413,818,483	3.6149	10,870,500	0.0950

More than 50% of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 5 and No. 8 at the AGM. More than 2/3 of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 6 to No. 7 at the AGM.

According to the requirements of the Listing Rules, KPMG was appointed as the scrutineer in respect of votings at the AGM. (Note)

Lv Hui and Huang Liang, PRC lawyers from Beijing Dentons Law Offices, LLP (Guangzhou), attended the AGM and issued legal opinions stating that the convening, holding and voting procedures of the AGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ General Meetings of a Listed Company and other relevant laws, regulations and normative documents, and the articles of association of the Company, and that the eligibility of the persons who attended or were present at the AGM and the convener are lawful and valid, and that the voting results of the AGM and the resolutions passed at the AGM are lawful and valid.

Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

30 June 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.